Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of ContraFect Corporation (a development stage company) on Form S-1 (No. 333-195378) being filed pursuant to Rule 462(b) of the Securities Act of 1933 to be filed on or about July 28, 2014 of our report dated October 11, 2013, except for Note 2, Reverse Stock Split, as to which the date is July 25, 2014, on our audits of the statements of operations, changes in preferred stock and stockholders’ equity (deficit) and cash flows for the cumulative period from March 17, 2008 (inception) to December 31, 2011 (not separately presented herein). We also consent to the reference to our firm under the caption “Experts” in the Registration Statement.

/s/ EisnerAmper LLP

Iselin, New Jersey

July 28, 2014